EXHIBIT 99.1

New and Exciting Clinical Data on Evaxion’s AI-Immunology™-Based Personalized Cancer Vaccines to be Presented

  Data from Evaxion’s two personalized cancer vaccine clinical trials to be presented at the annual meeting of the Society for Immunotherapy of Cancer (SITC)

  These new sets of clinical data further strengthen Evaxion’s position as a pioneering cancer vaccine company

COPENHAGEN, Denmark, Oct. 26, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™-powered vaccines, is proud to announce that it will be presenting clinical readouts on its two personalized cancer vaccine trials at SITC’s 38th annual meeting, taking place in San Diego, California from November 1-5, 2023.

The results will be presented in two posters:

1. Title: “AI-designed personalized neoantigen vaccine, EVX-02, induces robust T-cell responses in melanoma patients”

Poster #: 623
Location: Exhibit Hall B – San Diego Convention Center
Time: Friday, November 3, 9 a.m. - 7 p.m. PDT

This poster will be presented by Evaxion’s senior project manager, Daniela Kleine-Kohlbrecher. The abstract was also selected by the SITC Communications Committee to be presented at the SITC 2023 Annual Meeting Press Conference, scheduled for Wednesday, November 1, from 12:00–1:30 p.m. PDT.

2. Title: “Effects of an AI-generated personalized neopeptide-based immunotherapy, EVX-01, in combination with pembrolizumab in patients with metastatic melanoma. A clinical trial update”

Poster #: 782-H
Location: Exhibit Hall B – San Diego Convention Center
Time: Saturday, November 4, 9 a.m. - 8:30 p.m. PDT

This poster will be presented by principal investigator Professor Adnan Khattak from the Hollywood Private Hospital in Nedlands, Australia.

Christian Kanstrup, Chief Executive Officer at Evaxion, commented, “We are thrilled about the continuous buildup of positive clinical evidence for the unique predictive capabilities of our AI-immunology™ platform, which we believe holds promise for truly groundbreaking cancer treatments.”

Birgitte Rønø, Chief Scientific Officer at Evaxion, expressed her enthusiasm about the upcoming conference, stating, “We are looking forward to sharing these promising clinical trial results with the SITC community, showcasing the advantages of our AI-Immunology™ platform to design personalized cancer vaccines. We believe this takes us one step closer to bringing novel treatments to the market and meeting the pressing global medical need for cancer patients.”

About EVX-01 Phase 2 Clinical Trial
EVX-01 is Evaxion’s lead clinical asset and constitutes a peptide-based personalized cancer vaccine. The Phase 2 clinical study is a self-sponsored open-label, single-arm, multi-center trial carried out in collaboration with Merck Sharp & Dohme LLC, together with leading principal investigators and research centers from Italy and Australia, and aims at evaluating the efficacy and safety of EVX-01 vaccination in combination with anti-PD1 treatment (pembrolizumab) in treatment-naive patients with metastatic or unresectable malignant stage III or IV melanoma. More information can be accessed under clinical trial ID NCT05309421.

About EVX-02 Phase 1/2a Clinical Trial

The EVX-02 Phase 1/2a represents Evaxion’s first-in-human DNA-based personalized cancer vaccine study. This open-label, multi-center study aims at assessing the safety, tolerability, pharmacodynamic responses, and efficacy of EVX-02 neoantigen vaccine and anti-PD-1 treatment (nivolumab) in patients who have had a complete resection of a Stage IIIB/IIIC/IIID or Stage IV melanoma with risk of recurrence. More information can be accessed under clinical trial ID NCT04455503.

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform: AI-immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech